Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com


06016355



SUPPL

August 18, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2006
WASH, D.C.
185
SECTION

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mt

Donna Balon
Vice President

PROCESSED
AUG 2 8 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Mr Dugald Eadie, Non Executive Director of the Company, has notified the company of the following transactions:

On 17th August 2006, Mrs Eleanor Eadie sold 4,500 ordinary shares of 3 US cents at a price of 424.5p per share and Mr Eadie sold 16,500 ordinary shares of 3 US cents at a price of 424.55p per share. Following these transactions, Mrs Eadie retains a total of 49,500 shares and Mr Eadie retains a total of 313,500 shares.

Mr Eadie is deemed to be interested in a total of 363,000 ordinary shares representing approximately 0.019% of the Company's issued share capital.

FORESTER LIMITED
(incorporated with limited liability in Guernsey with registered number 40171)

NOTICE OF ADJUSTMENT TO EXCHANGE PRICE

to holders of outstanding £400,000,000 3.75 per cent. Guaranteed Exchangeable Bonds due 2009 (ISIN: XS0157910711; Common Code: 15791071)

exchangeable for ordinary shares ("Ordinary Shares") of and unconditionally
guaranteed by MAN GROUP PLC (incorporated with limited liability in England and Wales with registered number 2921462)

(the "Bonds")

NOTICE OF ADJUSTMENT TO EXCHANGE PRICE

NOTICE IS HEREBY GIVEN by Forester Limited and Man Group plc that each 18 US cents Ordinary Share has been subdivided into six Ordinary Shares of 3 US cents each (the "Subdivision"). The Subdivision became effective on 14 August 2006.

Accordingly in accordance with Condition 21 and Condition 33 of the terms and conditions of the Bonds, notice is hereby given of an adjustment to the Exchange Price as a result of the Subdivision. The Exchange Price has been adjusted to £2.13. This adjustment is effective as of 14 August 2006.

Dated: 16 August 2006